Exhibit 99.1

Qihoo 360 Reports Unaudited Second Quarter 2011 Financial Results

Revenues Increase 177% Year-over-Year; Net Income Increases 411% Year-over-Year

BEIJING, August 17, 2011 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), the No. 3 internet company in China as measured by active user base, today reported its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights(1)

•              Revenues hit a record $35.1 million, an increase of 176.6% from $12.7 million in the second quarter of 2010.

•              Net income attributable to Qihoo 360 was a record at $11.1 million, an increase of 411.5% from $2.2 million in the second quarter of 2010.

•              Net income attributable to Qihoo 360 excluding share-based compensation (“non-GAAP”)(1) was $13.2 million, an increase of 328.4% from $3.1 million in the second quarter of 2010.

•              Diluted earnings per ADS(2) (EPADS) attributed to Qihoo 360 were $0.09.

•              Diluted EPADS attributed to Qihoo 360 excluding share-based compensation (non-GAAP)(1) was $0.11.

•              Monthly active users of Qihoo 360’s products and services reached 378 million as of June 2011, an increase of 10% from 345 million at the end of March 2011 (3).

•              Qihoo 360’s products and services’ user penetration rate among all Chinese internet users reached 92% as of June 2011, the highest level in the Company’s history (3).

•              360 Safe Browser’s user penetration reached a record 52% as of June 2011, compared with 48% at the end of March 2011 (3).

“We are pleased to report another period of strong growth in the second quarter as we set a number of new records in terms of our performance,” commented Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360.  “Our strong results were driven by our continued focus on product and technology innovation and customer satisfaction. While global economic uncertainty and volatility in the capital markets in recent months appear to have caused some

(1)        Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

(2)        American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3)        User and market penetration data is based on data from iResearch as of June 2011.

concern around the world, the growth and development of the Internet sector in China and our business fundamentals remain strong. As we continued to solidify our dominant market position in China’s Internet security industry, we also expanded our market penetration in some key product areas, such as our web browser. Our user base and user penetration rates both hit record highs during the quarter. This is particularly encouraging as it shows the level of trust our users have in us and the strong brand recognition we carry in the market.”

“We will continue to proactively execute our open platform strategy to drive long-term growth. Our focus on innovation has been a core strength and will continue to be vital as we expand our large and prosperous online ecosystem with partners to provide broader coverage and deeper penetration across many internet services and applications. We continued to see an increasing number of business partners who have come to appreciate the value of our open platforms in the most recent quarter, and we see even greater potential as we build scale in the coming quarters and years.” Mr. Zhou concluded.

Xiangdong Qi, Qihoo 360’s President, added, “With a relatively healthy market environment in China and our solid execution, we achieved stronger than expected revenue growth and noticeable margin improvement in the second quarter. As we continue to execute our business plan, we are confident that we can consistently deliver strong operating results in the near term and we believe our proactive investments in product innovation and technology on both PC and mobile platforms will support long-term sustainable growth for our company.”

Second Quarter 2011 Operating Metrics

As of June 2011:

•                  Monthly active users of Qihoo 360’s products were 378 million, compared with 345 million as of March 2011 (3).

•                  Qihoo 360’s product penetration rate among all Chinese internet users was 92%, compared with 88% as of March 2011 (3).

•                  Monthly active users for 360 Safe Browser were 209 million, compared with 192 million as of March 2011 (3).

•                  360 Safe Browser’s user penetration rate was 52%, compared with 48% as of March 2011 (3).

•                  Average daily unique visitors to the 360 Personal Start-up Page were 45 million in June 2011, compared with 38 million in March 2011 and 18 million in the same period of 2010.

•                  Average daily clicks on the 360 Personal Start-up Page were 138 million in June 2011, compared with 107 million in March 2011 and 45 million in the same period of 2010.

Second Quarter 2011 Results

Revenues

Revenues were $35.1 million, representing an increase of 176.6% from $12.7 million in the second quarter of 2010 and an increase of 53.1% from the first quarter of 2011. The significant year-over-year and sequential increases in revenues were mainly due to strong growth in online advertising and internet value-added services.

(3)        User and market penetration data is based on data from iResearch as of June 2011.

Online advertising revenues were $26.8 million, up 215.7% from the same period last year and 63.0% from the prior quarter. The robust growth was primarily driven by further market penetration of the Company’s key products, such as 360 Safe Browser and the 360 Personal Start-up Page, strong growth in user activity, as well as the relatively healthy market environment.

Internet value-added service revenues, which are mainly derived from web games, were $8.1 million, up 158.5% from the same period last year and 31.8% from the prior quarter.  The growth was driven by a larger user base, as well as a continued increase in the number of web games offered on the Company’s platform.

Cost of revenues

Cost of revenues was $3.7 million, compared with $1.5 million in the second quarter of 2010 and $2.8 million in the first quarter of 2011, representing increases of 148.3% and 32.6%, respectively.

Operating expenses

Operating expenses were $18.7 million, compared with $8.9 million in the second quarter of 2010 and $40.5 million in the first quarter of 2011. Operating expenses excluding share-based compensation (non-GAAP) were $16.6 million, compared with $8.0 million in the second quarter of 2010 and $12.4 million in the prior quarter.

Operating income

Operating income was $12.8 million, compared with $2.4 million in the second quarter of 2010 and an operating loss of $20.2 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $14.8 million, compared with $3.3 million in the second quarter 2010 and $7.8 million in the prior quarter.

Operating margin was 36.3%, compared with 18.8% in the second quarter of 2010 and -88.1% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 42.2%, compared with 25.9% in the second quarter of 2010 and 34.1% in the prior quarter. The significant year-over-year and sequential improvements in non-GAAP operating margin were primarily driven by robust revenue growth and cost efficiency across all major operating expense lines.

Net income

Net income attributable to Qihoo 360 was $11.1 million, compared with $2.2 million in the second quarter of 2010 and a net loss attributable to Qihoo 360 of $21.4 million in the prior quarter.

Net margin was 31.6%, compared with 17.1% in the same period last year, and -93.5% in the prior quarter.

Non-GAAP net income

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $13.2 million, compared with $3.1 million in the second quarter of 2010 and $6.6 million in the prior quarter, representing increases of 328.4% and 100.0%, respectively.

Net margin excluding share-based compensation (non-GAAP) was 37.6%, compared with 24.3% in the same period last year and 28.8% in the prior quarter. The substantial year-over-year and sequential improvements in non-GAAP net margin were primarily driven by robust revenue growth and effective cost management.

Cash Flows and Balance Sheet

Net cash flow generated from operations in the second quarter of 2011 was $16.9 million. As of June 30, 2011, the Company had cash and cash equivalents of $308.9 million.

Business Outlook

For the third quarter of 2011, the Company expects revenues to be between $41 million and $42 million, representing a year-over-year increase of 165% - 172% and a sequential increase of 17% - 20%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 8:00 p.m. New York Time on August 17, 2011 (8:00 a.m. Beijing time on August 18, 2011).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 800-561-2693

US Toll / International Dial In:	+1 617-614-3523

UK Dial In:	+44 20-7365-8426

Hong Kong Dial In:	+852-3002-1672

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 p.m. Eastern Time on August 17, 2011 through 11:00 p.m. Eastern Time on August 18, 2011. The dial-in details for the replay are:

US Toll Free Dial In:	+1 888-286-8010

International Dial In:	+1 617-801-6888

Passcode:	73289321

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is the No. 3 Internet company in China as measured by user base. As of June 2011, the Company had 378 million monthly active Internet users, representing a user penetration rate of 92% in China, according to iResearch. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active user base, according to iResearch. Recognizing security as a fundamental need of Internet and mobile users, Qihoo 360 offers comprehensive high-quality Internet and mobile security solutions free of charge. In addition, Qihoo 360 also provides users with secure access points to the Internet via its industry leading Safe Browser and Application Desktop. Qihoo 360 monetizes its massive user base primarily through online advertising on its web assets and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel:	+86 10-5878-1000

E-mail:	ir@360.cn

Christensen

Mr. Christian Arnell

Tel:	+86 10-5826-4939

E-mail:	carnell@ChristensenIR.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	June 30,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	60,505	308,922
Trading securities		512
Accounts receivable (net of allowance for doubtful accounts of $14 and $66 as of December 31, 2010 and June 30, 2011, respectively)	8,160	9,836
Prepaid expenses and other current assets	3,140	5,889
Inventory	3	2
Amount due from related parties	—	—
Deferred tax assets - current	796	797
Total current assets	72,604	325,958
Property and equipment, net	3,306	7,495
Acquired intangible assets, net	5,546	6,504
Goodwill	3,918	4,460
Long-term investments	1,981	1,188
Other noncurrent assets	200	6,620
Deferred tax assets - noncurrent	253	35
TOTAL ASSETS	87,808	352,260
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,383 and $1,929 as of December 31, 2010 and June 30, 2011, respectively)	1,387	1,930
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $8,048 and $12,977 as of December 31, 2010 and June 30, 2011, respectively)	10,885	19,758
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $92 and $2,386 as of December 31, 2010 and June 30, 2011, respectively)	127	3,764
Current portion of long-term payable (including current portion of long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,525 and $1,278 as of December 31, 2010 and June 30, 2011, respectively)	1,525	1,278
Total current liabilities	13,924	26,730
Deferred tax liabilities - noncurrent	512	522
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $450 and nil as of December 31, 2010 and June 30, 2011, respectively)	450	—
TOTAL LIABILITIES	14,886	27,252
Series A convertible participating redeemable preferred shares	20,107	—
Series B convertible participating redeemable preferred shares	29,193	—
Series C convertible participating redeemable preferred shares	20,900	—
EQUITY
Total Qihoo 360 Technology Co. Ltd. shareholders’ equity	2,215	324,898
Noncontrolling interest	507	110
Total equity	2,722	325,008
TOTAL LIABILITIES, CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES AND EQUITY	87,808	352,260

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Income

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010	June 30, 2011
Revenues:
Internet services	11,652	22,606	34,897	19,511	57,503
Sales of third party anti-virus software	1,043	323	214	2,879	537
Total revenues	12,695	22,929	35,111	22,390	58,040
Cost of revenues:
Internet services	1,156	2,701	3,641	1,843	6,342
Sales of third party anti-virus software	334	89	58	880	147
Total cost of revenues	1,490	2,790	3,699	2,723	6,489
Subsidy income	57	123	11	106	134
Operating expenses:
Selling and marketing	2,620	24,459	3,183	7,030	27,642
General and administrative	893	3,198	3,533	1,619	6,731
Research and development	5,366	12,815	11,954	10,239	24,769
Total operating expenses	8,879	40,472	18,670	18,888	59,142

Income (loss) from operations	2,383	(20,210)	12,753	885	(7,457)
Interest income	103	184	370	195	554
Interest expense	(26)	(17)	(15)	(54)	(32)
Other expense	(52)	(2)	61	(52)	59
Exchange (loss) gain	(164)	102	527	(276)	629
Change in fair value of trading securities	—	—	61	—	61
Income (loss) before income tax (expense) benefit and loss from equity method investment	2,244	(19,943)	13,757	698	(6,186)
Income tax (expense) benefit	(72)	(1,461)	(2,925)	(23)	(4,386)
Loss from equity method investment	—	(47)	273	—	226

Net income (loss)	2,172	(21,451)	11,105	675	(10,346)

Less: Net loss attributable to noncontrolling interest	—	6	5	—	11

Net income (loss) attributable to Qihoo 360 Technology Co. Ltd.	2,172	(21,445)	11,110	675	(10,335)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended June 30, 2010			Three Months Ended March 31, 2011			Three Months Ended June 30, 2011
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP

Operating expenses	$8,879	$(907)	$7,972	$40,472	$(28,036)	$12,436	$18,670	$(2,077)	$16,593

Income (loss) from operations	$2,383	$907	$3,290	$(20,210)	$28,039	$7,829	$12,753	$2,079	$14,832
Operating margin	18.8%		25.9%	(88.1)%		34.1%	36.3%		42.2%

Net income (loss) attributable to Qihoo 360 Technology Co. Ltd.	$2,172	$907	$3,079	$(21,445)	$28,039	$6,594	$11,110	$2,079	$13,189
Net margin	17.1%		24.3%	(93.5)%		28.8%	31.6%		37.6%
Diluted earnings per ADS		N/A	N/A	N/A		N/A	$0.09		$0.11

	Six Months Ended June 30, 2010			Six Months Ended June 30, 2011
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Non-GAAP

Operating expenses	$18,888	$(1,819)	$17,069	$59,142	$(30,113)	$29,029

Income (loss) from operations	$885	$1,819	$2.704	$(7,457)	$30,118	$22,661
Operating margin	4.0%		12.1%	(12.8)%		39.0%

Net income (loss) attributable to Qihoo 360 Technology Co. Ltd.	$675	$1,819	$2,494	$(10,335)	$30,118	$19,783
Net margin	3.0%		11.1%	(17.8)%		34.1%

(a): Adjustment to exclude the share-based compensation expense of each period.